Exhibit 99(d)(5)


                   FirstCity Financial Extends Exchange Offer
                               Until July 31, 1997

      Houston, July 18, 1997 . . . FirstCity Financial Corporation announced that it is extending the expiration of its exchange offer for its Special

Preferred stock until 5 p.m. New York time on Thursday July 31, 1997.

      Terms of the exchange offer allow a holder of outstanding Special

Preferred stock to exchange shares of such stock for an equal number of

FirstCity's redeemable New Preferred stock. As with the existing Special

Preferred, the redemption value of the New Preferred Stock will be $21. The New

Preferred stock will have an annual dividend rate of $3.15 per share, payable quarterly, until September 30, 1998. Beginning October 1, 1998 the dividend rate will adjust downward to $2.10 per year or 10% of the New Preferred redemption value. The New Preferred will be callable on or after September 30, 2003 and is to be redeemed on September 30, 2005. Consummation of the exchange remains conditioned upon, among other things, at least 1,500,000 of Special Preferred stock being validly tendered and not withdrawn prior to the expiration of the exchange offer. Other terms and conditions of the exchange offer which are outlined in the offering circular dated June 18, 1997 remain unchanged.

      The exchange is generally structured to be a tax free exchange and the New

Preferred stock is expected to qualify for dividend received exclusions under the current IRS code, subject to applicable limitations.

      James Hawkins, Chairman of FirstCity noted, "We are very enthusiastic about this offer to our current Special Preferred shareholders. The preferred they now hold is to be redeemed in September of 1998, at which point the holders will have a tax consequence from the redemption of the security. Exchanging for the new preferred allows a holder to defer any tax recognition and provides the holder with a new preferred at very competitive dividend rates. We believe this is a very attractive offer for our preferred holders. With the timing of this offer falling during summer vacations as well as the relatively short duration of the initial exchange period, we determined that an extension is necessary to assure that all holders have ample time to consider the exchange."



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      As of 4 p.m. New York City time on Friday, July 18, 1997, 935,000 shares have been tendered pursuant to the offer.

      Holders who would like additional information regarding the exchange offer should contact Suzy Taylor-Vice President of Investor Relations for FirstCity at

713-652-1810.

      FirstCity Financial Corporation is a diversified financial services company engaged in portfolio acquisition, consumer lending, mortgage banking and asset servicing through approximately 50 offices in the US and with affiliate organizations in Europe and Mexico. Its common (FCFC) and special preferred

(FCFCP) stock are listed on the NASDAQ National Market System.